Exhibit (a)(1)(i)

February 4, 2003

To the Stockholders of Next Level Communications, Inc.:

On January 27, 2003, Motorola, Inc., the majority stockholder of Next Level, commenced an unsolicited tender offer to acquire all the outstanding Next Level shares it does not currently own for $1.04 per share.

The Next Level Board of Directors has determined that Motorola’s unsolicited tender offer is inadequate and that the process Motorola is using to squeeze out our minority stockholders is unfair. The Board’s decision was based upon the unanimous recommendation of its Independent Committee, comprised solely of non-management directors with no affiliation with Motorola, made after careful consideration, including a review of the financial aspects of Motorola’s unsolicited tender offer with independent financial advisor, Morgan Stanley.

Accordingly, the Next Level Board recommends that stockholders reject Motorola’s unsolicited tender offer and not tender their shares pursuant to the Motorola tender offer.

Reasons for the Board’s Recommendation

In reaching its determination and recommendations, the Next Level Board concurred with the Independent Committee’s recommendation that Motorola’s unsolicited tender offer is inadequate and unfair to minority stockholders for the following reasons:

•	The Next Level Board believes that Motorola’s unsolicited tender offer is inadequate from a financial point of view;

•	The Next Level Board believes that the process by which Motorola is attempting to acquire the minority shares is unfair; and

•	The Next Level Board believes that Motorola’s unsolicited tender offer—particularly when considered with Motorola’s past conduct and support, Motorola’s abrupt change of position with respect to its ongoing support of Next Level and Motorola’s refusal to negotiate—has a coercive effect on Next Level and minority stockholders.

Thus, the Next Level Board believes that Motorola’s process is unfair and that Motorola is trying to avoid a negotiated transaction in which Motorola has a legal duty to pay you as minority stockholders a fair price for your shares.

A full discussion of the reasons that the Board recommends you not tender your shares can be found in an enclosed copy of the Schedule 14D-9 which was filed today with the Securities and Exchange Commission. We urge you to read it carefully.

Under the conditions of the Motorola tender offer, a majority of the outstanding Next Level shares that Motorola does not own must be tendered for the offer to be successful. Your decision not to tender can prevent the offer from being completed, and it will send a strong signal to Motorola that you want them to talk with the Independent Directors about options that recognize Next Level’s long-term potential and make sure any transaction involves a fair price for your shares.

Motorola’s Offer is Inadequate

The offer of only $1.04 per share significantly undervalues the long-term value inherent in Next Level stock. We believe that Next Level’s continuing progress with the Regional Bell Operating Companies and other major North American telecommunications service providers could result in significantly increased revenue and operating performance. Motorola has two representatives on Next Level’s Board of Directors and is fully aware of the Company’s progress and excellent prospects.

We are confident that Next Level is headed in the right direction. Next Level has made significant improvement in its operating results and financial position over the last year. Revenues for the fourth quarter of

2002 grew 15% from the prior quarter from $12.3 million to $14.2 million, and Next Level’s December 31, 2002 backlog increased to $7.9 million from $2.8 million at September 30, 2002. Cash flow from operations improved from negative $127.8 million in 2001 to negative $34.1 million in 2002 and negative $5.1 million in the fourth quarter of 2002. During 2002, Next Level reduced annual operating expenses by more than $40 million from the prior year and aggressively managed working capital as demonstrated by significant inventory reductions and collection improvements over the last year. As of December 2002, Next Level’s cash balance was $33.4 million, and its notes payable and gross long-term liabilities had been reduced by $58.6 million over the last year to $97.8 million as of December 31, 2002. Next Level has exceeded or come within the range of its publicly disclosed revenue projections for each of the last four quarters.

In addition, Next Level’s stock price has traded above the $1.04 per share tender offer price every day since Motorola commenced its unsolicited offer.

Motorola is Trying to Avoid Negotiating with Your Independent Directors

By making a tender offer directly to stockholders, Motorola is attempting to avoid having to negotiate with Next Level’s Independent Directors. As Independent Directors, we understand our fiduciary duties to evaluate any proposal from Motorola objectively and are committed to acting in the best interests of Next Level and its stockholders. Your Independent Directors stand willing to discuss with Motorola any potential solutions that mutually benefit both you, the minority stockholders, and Motorola, the majority owner. However, we cannot support Motorola’s unsolicited tender offer at a price that is inadequate, or Motorola’s efforts to run roughshod over your interests as minority stockholders.

How Did this All Come About?

The last meeting of the Next Level Board of Directors before Motorola announced its unsolicited tender offer took place on December 4, 2002. The meeting was upbeat and management stated that it was optimistic about Next Level’s prospects in 2003 and beyond. At that meeting, the Board discussed and approved a $30 million private placement of securities to finance Next Level’s operations and on Friday, January 10, 2003, Next Level hired an investment bank to arrange the private placement.

Motorola knew about our financing efforts, but Motorola’s unsolicited tender offer has prevented those efforts from going forward on the original schedule. When Motorola called us on January 12, 2003, we asked them not to commence an unsolicited tender offer without first meeting to discuss the situation with your Independent Directors. Motorola refused to meet before publicly announcing the unsolicited tender offer.

The Motorola Unsolicited Tender Offer is Designed to Avoid Paying a Fair Price for Next Level Shares

You may well ask, “Why would Motorola launch an unsolicited tender offer in these circumstances without discussing the matter and negotiating with Next Level’s Independent Directors?” Motorola has answered this question clearly in communications with Next Level representatives. Next Level is a Delaware corporation and Motorola is the controlling stockholder of Next Level. Under Delaware case law, if Motorola were to negotiate a transaction agreement with the Independent Directors, Motorola would have a legal duty to deal “fairly” with the minority stockholders and to pay a “fair price” for your shares. Through the unsolicited tender offer, Motorola is trying to avoid its legal duty to pay you a fair price for your shares in any negotiated transaction and to treat you fairly as the minority stockholders.

We believe that Motorola’s tender offer does not excuse Motorola from its legal duties to engage in a fair process and to pay a fair price. We also firmly believe that Motorola has violated its non-disclosure agreement with Next Level and is basing its tender offer on material, non-public information that Motorola acquired from Next Level. For these reasons, we had no choice but to file litigation against Motorola in the Court of Chancery for the State of Delaware. The litigation is intended to force Motorola to employ a fair process and to pay a fair price for any of your shares that it may ultimately buy.

Send Motorola a Strong Signal by Not Tendering Your Shares

For Motorola to complete its proposed offer, a majority of the outstanding Next Level shares that Motorola does not already own must be tendered into its offer. Your decision not to tender can stop the offer from succeeding and will signal that you want Motorola to talk with the Independent Directors about a variety of options that recognize Next Level’s excellent long-term potential. Your Independent Directors believe that any option Next Level pursues should reflect the long-term value of your shares, rather than the inadequate price being offered by Motorola today. The options that could result from these discussions include Next Level remaining an independent company or Motorola purchasing your shares at a higher price.

For these reasons, we urge you not to tender your shares.

Sincerely,

Walter S. Clay Director and Independent Committee Member	Alex Good Director and Independent Committee Member

Craig Kornblau Director and Independent Committee Member	Paul Latchford Director and Independent Committee Member

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